

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Heng Fai Ambrose Chan
Chief Executive Officer
Alset Capital Acquisition Corp.
4800 Montgomery LN STE 210
Bethesda, MD 20814

Re: Alset Capital Acquisition Corp.
       Preliminary Proxy Statement on Schedule 14A
       File No. 001-41254

Dear Heng Fai Ambrose Chan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Arthur Marcus